Exhibit (b)(2)

920 SW Sixth Avenue, Suite 1400 Portland, OR 97204	601 West 5th Street, Suite 700 Los Angeles, CA 90071

Commitment Letter

$15,000,000 Senior Subordinated Promissory Notes

December 20, 2010

Mr. Frank J. Foti, President & CEO

Mr. Bruce A. Dummer, Senior Vice President, Finance

Mr. Joseph O’Rourke, Senior Vice President, Business Development

Vigor Industrial, LLC

5555 N. Channel Ave.

Portland, OR 97217

Gentlemen:

Vigor Industrial, LLC (the “Company” or “Vigor”) has advised Endeavour Structured Equity and Mezzanine Fund I, LP (“Endeavour SEAM”, “Lead Arranger” or “Lender”) that Vigor intends to form a new Delaware corporation (“Holdco”) that will in turn form a new merger sub (“Merger Sub”) that will (a) offer to purchase all of the equity interests (the “Acquisition”) of Todd Shipyards Corporation, a Delaware corporation (“Target”), and (b) merge with and into Target, with Target being the surviving entity (the “Merger”), in each case subject to certain terms and conditions. The aggregate consideration for the Acquisition and Merger is anticipated to be an amount equal to $130,000,000. After giving effect to the Acquisition and the Merger, Target will be an indirect wholly-owned subsidiary of Vigor.

Vigor has also advised Endeavour SEAM that Vigor intends to finance (i) the Acquisition, the Merger, and costs and expenses related to the Transaction (as hereinafter defined), (ii) the refinancing of certain existing indebtedness of Vigor and the Target as set forth on Exhibit B attached hereto, and (iii) the ongoing working capital and costs related to other general corporate purposes of Vigor and the Target after consummation of the Acquisition and the Merger from the following sources (and that no financing other than the financing described herein will be required in connection with the Transaction): (a) a senior secured revolving credit facility to be fully underwritten and co-agented by General Electric Capital Corporation and KeyBank National Association (each a “Senior Lender” and, collectively, the “Senior Lenders”) in the aggregate principal amount of $25,000,000 (the “Revolver”) which will provide for a $15,000,000 standby letter of credit (“L/C”) subfacility which is anticipated to support $13,400,000 of issued and outstanding standby L/C’s, (b) senior secured first-lien term loan to be co-agented by the Senior Lenders in the aggregate principal amount of $120,000,000 (the “Senior Term Loan,” and collectively with the Revolver, the “Credit Facility”), (c) senior subordinated promissory notes to be purchased by Endeavour SEAM in the aggregate principal amount of $15,000,000 (the

Vigor Industrial, LLC

December 20, 2010

“Subordinated Notes,” or the “Investment”), and (d) subordinated promissory notes to be purchased by Frank J. Foti in the aggregate principal amount of $2,000,000 (the “Owner Notes”). The Acquisition, the Merger, the Credit Facility, the refinance of existing Vigor and Target indebtedness (as set forth on Exhibit B hereto), the Investment, the Owner Notes and all related transactions contemplated thereby are hereinafter collectively referred to as the “Transaction”.

Based on and subject to the foregoing, Endeavour SEAM is pleased to advise Vigor by this letter (the “Commitment Letter”) of its commitment to purchase the full principal amount of the Subordinated Notes, subject to the terms and conditions set forth herein and the terms and conditions set forth in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”).

Vigor agrees to promptly prepare and provide to Endeavour SEAM all information with respect to Vigor, Target, the Acquisition, the Merger and the transactions contemplated hereby, including all financial information and projections (the “Projections”), as reasonably requested by Endeavour SEAM in connection with the Investment; provided that, with respect to information regarding Target, Vigor shall only be obligated to use commercially reasonable efforts to prepare and provide such information. Vigor hereby represents and covenants (with respect to Information and Projections relating to Target and its subsidiaries, to Vigor’s knowledge after due inquiry) that (a) all information other than the Projections (the “Information”) that has been or will be made available to Endeavour SEAM by Vigor or any of its representatives, when taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to Endeavour SEAM by Vigor or any of its representatives have been or will be prepared in good faith based upon assumptions that are reasonable at the time of execution of this Commitment Letter; provided, however, that no representation or warranty is made as to the impact of future general economic conditions as to whether Vigor’s, the Target’s and their subsidiaries’ projected consolidated results as set forth in the Projections will actually be realized, it being recognized by Endeavour SEAM that such projections as to future events are not to be viewed as facts and that actual results for the periods covered by the Projections may differ materially from the Projections. Vigor understands that in structuring the Investment, Endeavour SEAM may use and rely on the Information and Projections without independent verification thereof.

As consideration for Endeavour SEAM’s commitment hereunder, Vigor hereby agrees to pay to Endeavour SEAM the fees, when earned, and expenses, when incurred, described herein and in the Term Sheet. Within two business days of execution of this Commitment Letter by Vigor, Vigor shall pay to Endeavour SEAM the amount of $300,000 (the “Expense Deposit”) as a deposit to be used to pay a portion of the fees and expenses incurred by Endeavour SEAM as contemplated in the immediately preceding sentence. Vigor further agrees to pay to Endeavour SEAM additional expense deposits in increments of $25,000 at such times as the Expense Deposit is less than $25,000 after reasonably incurred and documented out-of-pocket expenses.

Vigor Industrial, LLC

December 20, 2010

In the event that (a) Vigor or any of its affiliates (Vigor together with its affiliates, individually, a “Related Party” and, collectively, the “Related Parties”) consummates any portion of the Transaction, or any similar transaction, within twelve months after the date of this Commitment Letter without Endeavour SEAM acting as Lead Arranger or a purchaser of any Subordinated Notes, or without any Subordinated Notes financing, to complete the Transaction, or any similar transaction, notwithstanding a willingness on the part of Lender to provide and arrange the Subordinated Notes in accordance with this Commitment Letter, or (b) any Related Party consummates any transaction similar to the Transaction within twelve months after the date hereof in which any Related Party acquires, directly or indirectly, a majority or more of the equity interests of the Target or all or substantially all of the assets of the Target (any such transaction an “Alternate Transaction”) without Lender acting as Lead Arranger or a purchaser of any Subordinated Notes utilized to complete such Alternate Transaction, or without any Subordinated Notes financing, notwithstanding a willingness on the part of Lender to provide and arrange such Subordinated Notes, Vigor agrees in each case to pay to Lender a fee equal to the full amount of the Alternative Transaction Fee (as defined below) in immediately payable funds, immediately upon the consummation of such transaction referred to in either clause (a) or (b) above. The “Alternative Transaction Fee” to Lender shall equal to 1.75% of the committed Subordinated Notes amount in consideration of such commitments and Lender’s activities in connection with arranging and syndicating the Subordinated Notes.

Vigor also further agrees that if any Related Party enters into a definitive agreement in connection with the Transaction, any Alternate Transaction or any portion of either the Transaction or Alternate Transaction that provides for the payment of a so-called “topping fee,” “break-up fee,” or any similar termination fee or the payment or any other form of consideration (including reimbursement of documented expenses) in the event that the Transaction or such Alternate Transaction is not consummated, Vigor agrees to pay (or cause the other Related Parties to pay) to Lender, in immediately available funds, upon receipt by any Related Parties and without requirement of notice from Endeavour SEAM, a fee equal to 3% of such “topping fees,” “break-up fees,” other termination fees or other forms of consideration (including reimbursement of expenses) received by the Related Parties (after reimbursement of the documented expenses of the Related Parties) and such topping fees/breakup fee percentage will be proportionally adjusted upward by Vigor in the event the Subordinated Notes made on the Funding Date are in excess of $15 million.

In addition to the foregoing, and regardless of whether definitive documentation shall be executed and delivered or whether the transactions contemplated by this Commitment Letter or in the Term Sheet are consummated or shall have occurred, upon Vigor’s execution of this Commitment Letter, Vigor hereby commits that it shall pay the reasonable and documented out-of-pocket fees and expenses incurred by Endeavour SEAM and the reasonable and documented fees, disbursements, and other charges of Endeavour SEAM’s counsel and consultants related to or in connection with the Transaction and the transactions contemplated by this Commitment Letter or in the Term Sheet.

Vigor agrees to indemnify and hold harmless Endeavour SEAM, its affiliates and the officers, directors, employees, advisors, attorneys and agents of the foregoing (each an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such

Vigor Industrial, LLC

December 20, 2010

indemnified person may become subject, arising out of or in connection with this Commitment Letter and the Investment, the use of the proceeds thereof, any other component of the Transaction or any related transaction, or any claim, litigation, investigation or proceeding relating to any of the foregoing (collectively, “Indemnifiable Claims”), regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the gross negligence or willful misconduct of such indemnified person. Vigor also agrees to reimburse each indemnified person on demand for all reasonable and documented out-of-pocket expenses (including due diligence expenses, consultant fees and expenses, travel expenses, and all reasonable and documented fees, charges and disbursements of counsel) incurred in connection with the Indemnifiable Claims, including, without limitation, enforcement by the indemnified persons of the Indemnifiable Claims. To the fullest extent permitted by applicable law, Vigor (on behalf of itself and its affiliates) agrees not to assert, and hereby irrevocably and unconditionally waive, to the maximum extent not prohibited by law, any claim against any indemnified person, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Commitment Letter or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby or the use of the proceeds of the Investment. No indemnified person shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Commitment Letter or the Investment or the transactions contemplated hereby or thereby.

The obligations of Endeavour SEAM with respect to the Investment shall not become effective unless on or before 5:00 pm, Portland, Oregon time March 11, 2011 (the “Termination Date”) (i) each of the conditions set forth herein or in the Term Sheet are satisfied or waived by Endeavour SEAM, (ii) the Transaction shall have been consummated and (iii) the Senior Subordinated Notes (as described in Exhibit A hereto) have been issued to the Purchaser (as defined in Exhibit A hereto). In the event any of the conditions set forth clauses (i), (ii) or (iii) are not satisfied or waived by Endeavour SEAM on or before the Termination Date, Endeavour SEAM’s commitment with respect to the Investment shall terminate at such time.

This Commitment Letter shall not be assignable by you without the prior written consent of Endeavour SEAM (and any purported assignment without such consent shall be null and void) and is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by Vigor and Endeavour SEAM. This Commitment Letter may be executed in any number of counterparts, each of which shall upon execution and delivery be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by electronic transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter (together with the Term Sheet) is the only agreement that has been entered into between or among Endeavour SEAM and Vigor with respect to the

Vigor Industrial, LLC

December 20, 2010

Investment and sets forth the entire understanding of the parties with respect thereto, and supersedes all prior and contemporaneous agreements and understandings relating to the specific matters hereof, including, without limitation, that letter of interest, dated October 22, 2010, between Endeavour SEAM and Vigor.

Notwithstanding anything to the contrary contained herein, Vigor’s and Endeavour SEAM’s obligations and commitments under this Commitment Letter will be superseded in their entirety by the parties’ respective obligations as set forth in the Purchase Documents (as defined in Exhibit A hereto). This Commitment Letter and its enforcement shall be governed by, and construed in accordance with, the laws of the State of Oregon, without regard to conflicts-of-law principles.

Vigor acknowledges that Endeavour SEAM may be providing debt financing, equity capital or other services to other companies in respect of which Vigor may have conflicting interests regarding the transactions described herein and otherwise. Endeavour SEAM agrees to maintain the confidentiality of the confidential information obtained from Vigor by virtue of the transactions contemplated by this Commitment Letter or its other relationships with Vigor (such information, the “Confidential Information”), except that Confidential Information may be disclosed to its and its Affiliates directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential), and Endeavour SEAM will not furnish any such information to other companies. Vigor also acknowledges that Endeavour SEAM has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to Vigor, any information obtained by it from other companies. For the purposes of this Commitment Letter, the term “Confidential Information” does not include information which (i) becomes generally available to the public other than as a result of a disclosure by Endeavour SEAM or its affiliates, (ii) was available to Endeavour SEAM on a non-confidential basis prior to its disclosure by Vigor or its affiliates, (iii) is developed by Endeavour SEAM or its affiliates independently and without access to the Confidential Information, or (iv) becomes available to Endeavour SEAM on a non-confidential basis from a source other than Vigor or its affiliates (other than in breach of confidentiality obligations).

This Commitment Letter is delivered to Vigor on the understanding that neither this Commitment Letter nor the Term Sheet nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to the Company’s or Endeavour SEAM’s officers, agents and advisors who are directly involved in the consideration of this matter, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case Vigor agrees to inform us promptly thereof), (c) disclosure as may be necessary under the rules and regulations of the Securities Exchange Commission, (d) to the Senior Lenders and their officers, agents and advisors or (e) Target and its officers, agents and advisors.

The reimbursement (including, but not limited to, the reimbursement of the reasonable and documented out-of-pocket fees and expenses of Endeavour SEAM (including the reasonable and documented fees, disbursements, and other charges of Endeavour SEAM’s counsel and consultants set forth above)), indemnification and confidentiality provisions contained herein shall remain in full

Vigor Industrial, LLC

December 20, 2010

force and effect notwithstanding the termination of this Commitment Letter or Endeavour SEAM’s commitment hereunder.

If the foregoing correctly sets forth the agreement between Vigor and Endeavour SEAM, please indicate Vigor’s acceptance of the terms hereof, including without limitation the fees set forth herein, and Vigor’s acceptance of the Term Sheet by returning to Endeavour SEAM executed counterparts hereof no later than 11:59 pm, Portland, Oregon time, on December 20, 2010. Endeavour SEAM’s commitment and agreements herein will expire at such time in the event Endeavour SEAM has not received such executed counterparts and such amounts in accordance with the immediately preceding sentence.

[Signature Page Follows]

Vigor Industrial, LLC

December 20, 2010

Endeavour Structured Equity and Mezzanine Fund I, LP, is pleased to have been given the opportunity to assist Vigor in connection with the Investment.

Very truly yours,

By:	Endeavour SEAM I GP, LLC
Its:	General Partner

By:	/s/ Iain G. Douglas
Name:	Iain G. Douglas
Title:	Member

By:	/s/ Steven R. Wilkins
Name:	Steven R. Wilkins
Title:	Member

By:	/s/ Brian M. Hayden
Name:	Brian M. Hayden
Title:	Vice President

Accepted and agreed by:

Vigor Industrial, LLC

By:	/s/ Frank J. Foti
Name:	Frank J. Foti
Title:	President

Date: December 20, 2010

EXHIBIT A

Vigor Industrial, LLC

SENIOR SUBORDINATED PROMISSORY NOTES

SUMMARY OF TERMS AND CONDITIONS

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Term Sheet is attached.

Co-Issuers:	Vigor and certain direct or indirect domestic subsidiaries of Vigor as mutually agreed to by the Purchaser and Vigor (collectively, the “Initial Co-Issuers”). Upon consummation of the Acquisition and the Merger, Holdco, Vigor and certain of their existing direct and indirect domestic subsidiaries shall irrevocably and unconditionally become co-issuers of the Senior Subordinated Notes on a joint and several basis as mutually agreed to by the Purchaser and Vigor. All of the co-issuers upon consummation of the Acquisition and the Merger and thereafter shall be hereafter referred to collectively as the “Co-Issuers” and the Initial Co-Issuers and the Co-Issuers shall hereafter be referred to herein collectively as the “Issuers.” Holdco shall be a single purpose holding company whose sole purpose is to hold the stock of both Cascade General, Inc., a Delaware corporation, and Merger Sub (which, following the Merger, shall be Todd Shipyards Corporation, a Delaware corporation), and perform related functions that are acceptable to the Purchaser.

Guarantors:	Each direct or indirect domestic subsidiary of Holdco or Vigor which is not an Issuer and each subsequently acquired or organized direct or indirect domestic subsidiary of Vigor shall promptly become a joint and several co-issuer or a guarantor of the Notes, as mutually agreed to by the Purchaser and Vigor. All guarantees will be guarantees of payment and not of collection.

Purchaser:	Endeavour Structured Equity and Mezzanine Fund I, LP, or its affiliates or designees selected in its sole discretion (“Endeavour SEAM”). Endeavour SEAM will be entitled to assign all or part of its interests in the Notes described below, or sell participations therein, subject to certain conditions (including compliance with applicable securities laws); provided that (i) at all times and without consent of the Issuers, Endeavour SEAM will be entitled to pledge, assign or hypothecate any of its interests in the Notes to any lender to Endeavour SEAM, (ii) at all times and without the consent of the Issuers, Endeavour SEAM will be permitted to transfer any of its interests in the Notes to its affiliates and (iii) except as set forth in clauses (i) and (ii) of this section, in the absence of an Event of Default, consent of any of the Issuers (which consent will not be unreasonably withheld) shall be required for any assignment of all or any portion of the Notes by Purchaser.

Principal Amount:	$15,000,000 at Closing Date, plus payment in kind interest as accrued

Vigor Industrial, LLC

SENIOR SUBORDINATED PROMISSORY NOTES

SUMMARY OF TERMS AND CONDITIONS

Price:	100% of the Principal Amount

Issue:	16.0% Subordinated Notes (the “Notes”)

Security/
Subordination:	The Notes will be unsecured and will be subordinated only to Senior Debt (as hereinafter defined) and other permitted indebtedness and liens permitted under the Credit Facility on terms and conditions satisfactory to the Purchaser in its sole discretion, including, without limitation, a maximum amount of Senior Debt and reduction of the amount of Senior Debt outstanding from time to time. The Owner Notes will be unsecured and will be subordinated to the Senior Debt and other permitted indebtedness and liens permitted under the Credit Facility on terms and conditions satisfactory to the Purchaser in its sole discretion.

Use of Proceeds:	The proceeds of the Notes, in conjunction with $120,000,000 of funded indebtedness made available by the Senior Lenders (the “Senior Debt”) and the Owner Notes shall be used solely (a) to acquire all of the equity interests of the Target for $130,000,000, (b) refinance certain existing indebtedness of Vigor and the Target and (c) to pay the costs, fees, and expenses in connection with the Transaction, all of which must be consistent with Exhibit B attached hereto.

Closing Date:	The earlier of (i) the date on which each of (a) each of the conditions set forth herein or in the Term Sheet are satisfied or waived by Endeavour SEAM, (b) the Transaction shall have been consummated and (c) the Senior Subordinated Notes (as described in Exhibit A hereto) have been issued to the Purchaser (as defined in Exhibit A hereto) and (ii) March 11, 2011 (the “Closing Date”).

Maturity:	The Notes shall mature and become due and payable 66 months from the Closing Date (the “Maturity”) if not prior thereto consistent with the terms of the Purchase Documents.

Interest Rate:	Interest on the Notes will accrue at a rate equal to 16.0% per annum calculated on the basis of actual days elapsed in a 365-day year. Cash interest of 13.0% per annum will be paid quarterly in arrears, and payment in kind interest of 3.0% per annum will be accrued quarterly and added to the principal amount of the Notes. The Issuers shall be permitted to pay in cash the payment in kind interest one time per annum subject to permitted payment restrictions to be agreed with the Senior Lenders.

Vigor Industrial, LLC

SENIOR SUBORDINATED PROMISSORY NOTES

SUMMARY OF TERMS AND CONDITIONS

Closing Fee:	2.50% of the Principal Amount which shall be fully earned and fully due and payable on the Closing Date and against which shall be credited any unused portion of the Expense Deposit.

Amortization:	The Notes shall be funded as a single borrowing on the Closing Date and shall not be subject to mandatory amortization except in the case of Mandatory Prepayment described below. Subject to Mandatory Prepayment or Optional Prepayment described below, all outstanding amounts, including all unpaid principal and accrued and unpaid interest, fees and expenses shall be due at maturity. Any amounts repaid under the Notes may not be re-borrowed.

Mandatory
Prepayment:	The Issuers shall prepay the full, outstanding principal amount of the Notes at the applicable Redemption Price described below, and pay all accrued interest, upon the earliest to occur of any of the following events (each, a “Trigger Event”): (i) Maturity, (ii) an initial public offering of common stock or other third party equity raise other than issuance of equity securities in connection with an Issuer’s equity incentive plan, (iii) issuance of additional indebtedness not otherwise permitted under the terms of the Senior Debt, (iv) a change of control, (v) a sale of substantially all of the Issuers’ assets, or (vi) following acceleration of the Notes by the Purchaser following an event of default.

If a Trigger Event occurs in the first 12 months following the Closing Date, Vigor shall prepay the full, outstanding principal amount of the Notes, plus 3.0% of the full principal amount plus the present value of the interest that would have accrued on such principal amount from the date of prepayment until the date 12 months following the Closing Date, using a prepayment discounted interest rate equal to the sum of (i) the applicable Treasury rate for the time horizon being discounted and (ii) 50 basis points as the applicable discount rate.

Optional
Prepayment:	The Notes may not be optionally prepaid prior to the first anniversary of the closing. The Notes may be redeemed at the option of the Company, in whole or in part, upon not less than 30 days and not more than 60 days notice, at a redemption price (“Redemption Price”) as set forth on the Redemption Price schedule below, in each case plus accrued interest on the principal redeemed:

Quarters From Closing	Redemption Price Percentage
5-8	103%

Vigor Industrial, LLC

SENIOR SUBORDINATED PROMISSORY NOTES

SUMMARY OF TERMS AND CONDITIONS

Quarters From Closing	Redemption Price Percentage
9-12	102%
13-16	101%
Thereafter	100%

Board Observation
Rights:	None

Transfer and
Confidentiality:	The terms of and documentation for the Notes shall provide that the Purchaser shall have the right, without prior notice or consent of any of the Issuers, or any third party, to (i) freely transfer their interests in the Notes to their affiliates (in compliance with applicable securities laws); (ii) pledge their interests in the Notes to a financial institution providing financing, and (iii) to disclose Confidential Information to such transferee or financial institution in connection with the Purchaser’s obtaining financing related to a pledge of their interests in the Notes, subject to the persons to whom such disclosure is made being informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential. For clarity’s sake, no Issuer shall be required to file a registration statement with respect to the Notes.

Conditions Precedent
To Closing:	The closing and funding of the Notes shall be subject to the satisfaction of the following conditions precedent:

(a)     The negotiation, execution and delivery on or before March 11, 2011 of a definitive agreement and related documentation for the Notes (including without limitation issuance of appropriate guarantees, subordination agreements, contribution agreements and legal opinions that are customary in the context of the proposed Transaction), which are consistent with the Commitment Letter and reasonably satisfactory in form and substance to the Purchaser (collectively, “Purchase Documents”)

(b)     The final terms and conditions of each aspect of the Transaction (including, without limitation, all tax aspects thereof and the terms and conditions of the Credit Facility) shall be as described in the Commitment Letter (including, without limitation, 100% indirect ownership of the Target by Vigor after consummation of the Transaction).

Vigor Industrial, LLC

SENIOR SUBORDINATED PROMISSORY NOTES

SUMMARY OF TERMS AND CONDITIONS

(c)     The Merger and, if applicable, the Acquisition, shall be consummated in accordance with the terms of the definitive documentation thereof without any amendment to or waiver of any condition thereto that is adverse to the Purchaser (excluding any updates to the disclosure schedules to the Agreement and Plan of Merger (the “Merger Agreement”) provided by the Target following the date of the Commitment Letter, to the extent such update does not give rise to a right of the Company to terminate the Merger Agreement) unless approved in writing by the Purchaser (it being acknowledged and agreed that the definitive documentation therefor submitted to the Purchaser as of the date of the Commitment Letter is satisfactory in all respects).

(d)     Delivery of copies of loan and security documentation for the Credit Facility which is consistent with the commitment letter among the Senior Lenders and Vigor and reasonably satisfactory in form and substance to the Purchaser and its counsel, and a subordination agreement reasonably satisfactory in form and substance to the Purchaser and its counsel, all of which shall be in full force and effect on the Closing Date.

(e)     Delivery of copies of documentation for the Owner Notes which is consistent with this Commitment Letter and reasonably satisfactory in form and substance to the Purchaser and its counsel, all of which shall be in full force and effect on the Closing Date.

(f)      None of the agreements, instruments or documents evidencing the Credit Facility nor the Notes, the Owner Notes or any document, instrument or agreement executed in connection therewith relating to the Transaction shall be altered, amended or otherwise changed or supplemented, or any condition therein waived, in each case in any manner materially adverse to the Purchaser, without the prior written consent of the Purchaser. Unless Vigor shall obtain the prior written consent of Endeavour SEAM, the Acquisition and Merger shall be consummated prior to or simultaneously with the funding of the Investment in accordance with the terms of the Agreement and Plan of Merger and in accordance in compliance in all material respects with applicable law and regulatory approvals.

Vigor Industrial, LLC

SENIOR SUBORDINATED PROMISSORY NOTES

SUMMARY OF TERMS AND CONDITIONS

(g)     (i) The representations contained in the Commitment Letter with respect to the Information and Projections shall be correct in all material respects on the Closing Date, and (ii) there shall not have occurred since September 30, 2010 a “Material Adverse Effect” (as such term is defined in the Merger Agreement) with respect to the Target. Each of the changes, effects or events described in clause (ii) of this clause (g) shall be referred to herein as a “Material Adverse Effect”.

(h)     The Purchaser shall be satisfied in its discretion with the pro forma capital and ownership structure (including the intercompany debt) of Vigor and the Initial Co-Issuers. A minimum of availability under the Revolver equal to the sum of $10,000,000 plus the amount of the Revolver commitments in excess of $25,000,000 existing as of the Closing Date, after giving effect to the Transactions and all borrowings on such date.

(i)      All necessary material consents and approvals of the boards of directors and stockholders, if required, of Vigor and the Target (it being agreed that a recommendation by the board of directors of the Target which is neutral or not negative shall be satisfactory), governmental entities and other applicable third parties (including, without limitation, securities exchanges) in connection with the Transactions, shall have been obtained and all waiting periods shall have expired.

(j)      The Purchaser shall have received a certificate from the chief financial officer of the Company reasonably satisfactory to it that Vigor and its subsidiaries are solvent on a consolidated basis and are in compliance with all financial covenants on a pro forma basis after giving effect to the Transactions.

(k)     All accrued fees and reasonable and documented expenses of the Purchaser then due and payable pursuant to the Commitment Letter shall have been paid prior to the Closing Date or contemporaneously with the closing on the Closing Date.

(l)      Endeavour SEAM shall have received, as of the date of the Commitment Letter, a compliance certificate demonstrating that (a) minimum Adjusted EBITDA (determined in accordance with and for the period set forth in the next

Vigor Industrial, LLC

SENIOR SUBORDINATED PROMISSORY NOTES

SUMMARY OF TERMS AND CONDITIONS

sentence) of Vigor and its subsidiaries and the Target and its subsidiaries (calculated on a pro forma basis after giving effect to the Transaction) was not less than $42.5 million, and (b) as of the Funding Date the ratio of total debt (including issued letters of credit) of Vigor and its subsidiaries on a consolidated basis to Adjusted EBITDA (determined in accordance with and for the period set forth in the next sentence) does not exceed 3.60 to 1.00 (calculated on a pro forma basis after giving effect to the Transaction). In addition, Vigor shall have provided to Purchaser a detailed calculation of “Adjusted EBITDA” for Vigor and its subsidiaries and the Target and its subsidiaries, which will (i) be calculated using the trailing twelve month consolidated EBITDA of Vigor and its subsidiaries and the Target and its subsidiaries, in each case, as of the last day of the immediately prior month ending more than 30 days prior to the Funding Date, and (ii) set forth the aggregate amount and all add-backs/deductions included therein, each case in accordance with the calculations made in connection with the Credit Facility.

(m)    If the “Applicable Interest Rates” (as such term is used in Exhibit A to the October 20, 2010 Engagement Letter from GE Capital Markets, Inc., General Electric Capital Corporation and KeyBank National Association to Vigor (the “Engagement Letter”)) exceed (i) in the case of a LIBOR based interest rate, LIBOR plus 5.50%, (ii) in the case of a Base Rate based interest rate, Base Rate plus 4.50% or (iii) in the case of the Applicable Interest Rate after the occurrence of an Event of Default, 2% per annum over the rate otherwise applicable (in each case, the percentage rate amount in excess of the stated rates above shall be referred to as the “Additional Interest Rate”), then (x) the interest rate on the Notes paid in kind shall increase by the Additional Interest Rate and (y) the default rate under the Notes shall increase by the Additional Interest Rate. As used in this clause (m), each of “LIBOR”, “Base Rate” and “Event of Default” shall have the meanings set forth in the Engagement Letter.

(n)     On the Closing Date and after giving effect to the Transaction, all of the indebtedness outstanding under (i) the Business Loan Agreement (Asset Based), dated as of May 7, 2007 (as amended), by and between Vigor and KeyBank National Association (“KeyBank”); (ii) the Loan Agreement,

Vigor Industrial, LLC

SENIOR SUBORDINATED PROMISSORY NOTES

SUMMARY OF TERMS AND CONDITIONS

dated as of April 4, 2008 (as amended), by and between SCC and KeyBank; (iii) the Loan Agreement, dated as of April 1, 2010 (as amended), by and between US Barge LLC and KeyBank; and (iv) the Amended and restated Credit Agreement, dated as of April 10, 2006 (as amended), by and between Target and U.S. Bank, National Association, shall have been paid in full and all liens or guarantees relating thereto shall be extinguished.

(o)    The Purchaser shall have received the following financial information: (A) unaudited consolidated financials of (i) the Company through the most recently completed month ended no more than 30 days prior to the Closing Date and (ii) the Target for each month ended after March 28, 2010, through the most recently completed month ended no more than 30 days prior to the Closing Date, (B) an opening pro forma balance sheet as of the month end referred to in clause (o)(A) above with respect to the Company and its subsidiaries on a consolidated basis (after giving effect to the Transaction), and (C) a fair salable value balance sheet as of the month end referred to in clause (o)(A) above with respect to the Company and its subsidiaries on a consolidated basis (after giving effect to the Transaction).

(p)    The Purchaser’s receipt of satisfactory corporate approval of the financing, any necessary material consents or approvals, as well as opinions of counsel reasonably satisfactory to the Purchaser as to, among other matters, valid corporate existence, corporation power and authority, legality, validity and binding effect of all Transaction documents and the absence of any violation of law or regulation.

Representations,
Warranties and
Covenants:	Those consistent with the representations, warranties, and covenants contained in the definitive documentation for the Credit Facility, subject in each case to customary exceptions and materiality qualifications. Covenants (i) restricting asset sales at all operating companies, (ii) restricting payments or distributions to equity holders, (iii) requiring newly-formed or hereafter subsidiaries of Vigor to become Co-Issuers of the Notes, (iv) requiring the proceeds of the Notes to be used as set forth herein shall also be included, (v) restrictions on distribution or assets to non-Issuer and non-Guarantor subsidiaries and affiliates and (vi) restricting anti-layering,

Vigor Industrial, LLC

SENIOR SUBORDINATED PROMISSORY NOTES

SUMMARY OF TERMS AND CONDITIONS

in each case including exceptions and baskets no more restrictive than analogous covenants contained in the Credit Facility.

Financial
Reporting:	Lender will conform its Financial Reporting requirements to those of the Credit Facility, which shall include, without limitation, (i) monthly unaudited financial statements and operational summaries, (ii) annual audited financial statements, (iii) annual financial and operational budgets/projections, and (iv) other financial reporting as required by Purchaser in its discretion.

Financial
Covenants:	Vigor will provide financial covenants relating to total leverage, maximum capital expenditures and fixed charge coverage ratio, each of which shall to the satisfaction of the Lender, provided that (i) Lender will conform operational definitions of the financial covenants to be consistent to those in the Credit Facility, and (ii) final covenant levels will be determined by Purchaser following receipt and review of projections by management and will be “set back” from Credit Facility financial covenant levels in an amount to be determined and acceptable to Purchaser and the lenders under the Credit Facility. Such financial covenants shall be accompanied by a quarterly compliance certificate signed by the Chief Financial Officer of Vigor outlining in reasonable detail the calculation of the financial covenants.

Events of Default:	Those customarily found in definitive agreements for similar financings and any additional events of default deemed appropriate by the Purchaser in its discretion in the context of the proposed transaction, in each case consistent with the term of the Senior Debt, including, without limitation, the failure of (i) the parties to execute definitive documents with respect to the Transaction, (ii) the Senior Lenders (or either of them) to fund the initial loans as contemplated under the Credit Facility, or (iii) consummate the Transaction (or any portion thereof) within 48 hours of the purchase of the Notes by Endeavour SEAM, in each case subject to customary cure rights and materiality thresholds that are no more restrictive to the Issuers than the events of default contained in the Credit Facility.

Expenses and
Indemnification:	The Issuers shall pay, or cause to be paid: (a) all reasonable and documented out-of-pocket fees and expenses incurred by the Purchaser in connection with their due diligence review including, without limitation, the reasonable and documented fees, charges, and

Vigor Industrial, LLC

SENIOR SUBORDINATED PROMISSORY NOTES

SUMMARY OF TERMS AND CONDITIONS

disbursements of outside consultants, accountants, and attorneys of the Purchaser; (b) all reasonable and documented out-of-pocket fees and expenses of the Purchaser (including the reasonable and documented fees and disbursements of counsel) in connection with the preparation, execution, delivery, and administration of the Purchase Documents and any amendment or waiver with respect thereto, and (c) all reasonable and documented out-of-pocket fees and expenses of the Purchaser (including the reasonable and documented fees and disbursements of counsel and consultants) in connection with the enforcement of any of the Purchase Documents.

The Issuers shall indemnify the Purchaser and hold it harmless against all claims, losses, liabilities, and reasonable and documented expenses (including reasonable and documented fees and disbursements of counsel) arising out of or relating to the proposed financing contemplated hereby and the other transactions connected therewith, except to the extent of the Purchaser’s gross negligence or willful misconduct that directly relates to the proposed financing.

Purchaser’s Counsel:	Kaye Scholer LLP

Governing Law and
Forum:	State of Oregon, without regard to conflict of law principles.

This Term Sheet is intended as a summary only and does not reference all of the terms, conditions, representations, warranties, covenants, and other provisions which shall be contained in the definitive documentation for the Notes and the transactions contemplated thereby. The information herein is considered confidential and shall not be distributed or discussed with any outside party other than approved financial and legal counsel of the Vigor, except as otherwise provided in the Commitment Letter.

EXHIBIT B

Vigor Industrial, LLC

SOURCES AND USES

($ in thousands)
Sources
New Revolver (1)	—
New First Lien Term Loan	120,000.0
New Mezzanine Note	15,000.0
New Owner Note	2,000.0
Excess Cash	35,150.0

Total Sources	$172,150.0
Uses
Purchase Hancock Shares @ $22.26/share	$130,000.0
Retire Existing Vigor Debt	29,650.0
Estimated Fees & Expenses	12,500.0

Total Uses	$172,150.0

(1)	$10.0m excess availability required at closing, plus the amount of the Revolver commitments in excess of $25.0m existing as of the Closing Date, after giving effect to the Transaction and all borrowing on such date